Tone in Twenty
                          201 Las Vegas Blvd. S.
                          Las Vegas, NV  89101
                        Telephone:  (702) 604-7038


March 13, 2008


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Daniel H. Morris
            Attorney-Advisor

Re:  Tone in Twenty, Inc.
     Amendment No. 3 to Registration Statement on Form S-1/A
     File No. 333-147111
     Filed on February 7, 2008

Dear Mr. Morris:

On behalf of Tone in Twenty, we respectfully acknowledge the Staff's comments in your letter dated March 7, 2008, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by our response to such comment.


General
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1.  Please add the filer status check boxes that were recently added to
    Form S-1.  Refer to Form S-1.

RESPONSE: We have added filer status check that were recently added to Form S-1.


Our Company, page 4
-------------------

2. Refer to the second to last sentence in the first paragraph. Please clarify that the "resistance force" you are referring to is the type of force that the equipment the company purchased uses.


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RESPONSE:  We have added clarification concerning this counter-balancing force to help explain how our equipment works.

3.  Please also disclose revenues and net losses for the interim stub.

RESPONSE: We have disclosed the revenues and net losses for the interim stub.


Intellectual Property, page 22
------------------------------

4. While we note your revisions in response to our prior comment 4, you continue to refer to "non-patentable technology" developed by Mr. Harper. Please clearly describe this technology or delete reference to it.

RESPONSE:  We have deleted the reference to "non-patentable technology."


Security Ownership of Certain Beneficial Owners and Management, page 29
-----------------------------------------------------------------------

5. Please revise this table to update share ownership as the most recent date practicable.

RESPONSE: The shareholder table has been updated as the most recent date practicable.


Mr. Morris, we want to thank you for your help and guidance throughout this comment process. You appreciate the time you have spent reviewing our Registration Statement.

Respectfully yours,

Tone in Twenty

By:   /s/ John Dean Harper
---------------------------------
          John Dean Harper
          Chief Executive Officer


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